Mail Stop 3561

May 4, 2010

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

> **Re:** **Corning Natural Gas Corporation**
> **Registration Statement on Form S-1**
> **Filed April 12, 2010**
> **File No. 333-166008**
> **Current Report on Form 8-K**
> **Filed July 2, 2009**
> **File No. 000-00643**

Dear Mr. German:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Registration Statement Facing Page

1. Please revise your fee table to include the common stock underlying the subscription rights.

General

2. Your table of contents references page numbers, however, page numbers do not appear in your filing on EDGAR. Please include page numbers in all future filings.

3. Please revise your registration statement throughout to indicate the latest date to which you may extend the expiration date of the rights offering, if known.

4. Please revise your registration statement throughout to disclose that the amount of proceeds to the company from the rights offering assumes that all of the shares of common stock underlying the subscription rights are sold.

Summary

5. In your use of proceeds description, you disclose that you "expect to obtain debt financing to supplement the proceeds of this offering on a 60/40 debt to equity raised ratio." We note your disclosure under the heading "Use of Proceeds" that you "are in negotiations with institutional lenders to obtain debt financing to supplement the proceeds of this offering on a 60/40 debt to equity raised ratio [but that you] cannot assure that the financing will be available." Please revise your disclosure in the summary to indicate that you are in negotiations for this additional debt.

6. Please also revise your disclosure in the summary to disclose the maximum amount of debt you are in negotiations to obtain assuming all of the shares of common stock underlying the subscription rights are sold.

Frequently Asked Questions About the Rights Offering

Q. Will Corning complete the rights offering if shareholders do not subscribe for a….

7. Your answer to this question, that you "*may* complete this offering even if [you] do not receive subscriptions for any specific number of shares… (emphasis added)," does not appear to answer the question. Please clearly indicate whether you plan to proceed with the offering regardless of the number of subscriptions you receive or, if you are uncertain as to your intended course of action, please indicate as much and disclose why.

Risk Factors

Risk Related to the Rights Offering

Once you exercise your subscription rights, you may not revoke the exercise even if….

8. Please add a risk factor disclosing the risks associated with your ability to amend the terms of the offering at any time or explain to us why it is not appropriate to do so.

9. Throughout your disclosure, you indicate that the purpose of the rights offering is "to raise funds for general business purposes, including to finance capital expenditures, including replacement of distribution mains and customer service lines, to retire debt, to finance future growth in our existing service territory, expansion into new areas and increased connections with local production sources, and to pay expenses and fees related to this rights offering." Please add a risk factor disclosing that the rights offering does not require a minimum amount of proceeds and, as a result, an exercising stockholder may be investing in a company that may require additional capital to meet the capital needs you disclose under the heading "Use of Proceeds" or explain to us why it is not appropriate to do so.

Use of Proceeds

10. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please provide additional information regarding the terms of the debt you plan to discharge.

Determination of the Offering Price

11. Please revise the first sentence to include the word "subscription" before the word "price" or explain to us why it is not appropriate to do so.

The Rights Offering

Background of the Rights Offering

12. In the penultimate sentence of the first paragraph under this heading, you state that the rights offering will strengthen your financial condition by, among other things, reducing debt. Based on your disclosure under the heading "Use of Proceeds," it appears that you plan to retire $800,000 of debt with a portion of the proceeds; however, you also hope to obtain debt financing to supplement the proceeds of the offering on a 60/40 debt to equity raise ratio. If we understand this disclosure, it appears that if all of the shares of common stock underlying the subscription rights are sold and you generate proceeds of $1,873,800, you hope to

also obtain additional debt of approximately $2,800,000. Thus, it appears that you will have a net increase to debt of approximately $2 million. Please revise or advise.

Expiration of the Rights Offering, Extensions and Amendments

13. Please disclose the material factors that you will consider in determining whether to cancel, extend or modify the rights offering.

14. Please also disclose the types of amendments and modifications to the terms of the rights offering that you have contemplated, if any, the process you will use to determine whether amendments and modifications to the offering should be made, and the implications to investors of each. Please tell us whether the amendments and modifications contemplated, if any, include a change in the subscription price.

15. Please disclose whether all amendments to the rights offering that may grant more favorable terms to subscription rights holders will apply retroactively to all subscription rights holders, including those who have already exercised their subscription rights, if applicable.

Cancellation of the Rights Offering

16. Please disclose when and how you will give notice to shareholders that you have cancelled the rights offering.

Summary of the United States Federal Income Tax Consequences

Receipt of Subscription Rights

17. It is inappropriate for you to include disclosure that assumes that the distribution is not currently taxable. Please revise to disclose the material tax consequences to investors, including whether the distribution may be taxable. For example, if the rights offering could be deemed to be considered part of a disproportionate distribution, please disclose these consequences, if material.

18. Please also provide an opinion of counsel regarding the tax consequences of the rights offering.

Where You Can Find More Information

19. Please revise this section to include the Current Reports on Form 8-K filed with us since the end of the fiscal year covered by your latest annual report on Form 10-K. Please refer to Item 12 of Form S-1.

Exhibit 5.1, Opinion of Nixon Peabody LLP

    20. Please have counsel revise its opinion to cover the subscription rights.

Current Report on Form 8-K filed July 2, 2009

    21. We reviewed your Current Report on Form 8-K filed with us on July 2, 2009 that reported the amendment of your warrant agreement to reduce temporarily the per warrant cash exercise price from $19.00 to $15.00 from July 6, 2009 to August 5, 2009. Please provide us with your analysis explaining why the temporary reduction in the exercise price of the warrants was not an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. See, e.g., Heritage Entertainment, Inc. (May 11, 1987).

* * * * *

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Deborah J. McLean, Esq.
        Nixon Peabody LLP
        Via Facsimile